July 16, 2024

Atanas H. Atanasov
Chief Financial Officer
HF Sinclair Corp
2828 N. Harwood, Suite 1300
Dallas, Texas 75201

       Re: HF Sinclair Corp
           Form 10-K for Fiscal Year Ended December 31, 2023
           Form 8-K filed on February 21, 2024
           File No. 001-41325
Dear Atanas H. Atanasov:

       We have reviewed your June 6, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 15, 2024 letter.

Form 10-K for Fiscal Year Ended December 31, 2023
Reconciliations to Amounts Reported Under Generally Accepted Accounting Principles, page 76

1. We note your proposed presentation of the comparable GAAP measure, gross margin in response to prior comment 2. Please explain to us why operating expenses are deducted in calculating GAAP gross margin. Please also clarify for us the types of costs included in operating expenses and the extent to which these costs are inventoriable based on the guidance in FASB ASC 330-10-30-1 through 8. In addition, your response should explain why you believe these costs are not required to be included in the cost of products sold measure that you separately report pursuant to Rule 5-03.2(a) of Regulation S-X.
 July 16, 2024
Page 2
2. Your proposed disclosures in response to prior comment 2 present reconciliations of
       Adjusted refinery/renewables gross margin, less operating expenses per produced barrel/gallon sold to another non-GAAP measure, Adjusted refinery/renewables gross margin per produced barrel/gallon sold. Please revise to include reconciliations that start with the most directly comparable GAAP measure to comply with Item 10(e)(1)(i) of
       Regulation S-K.

       Please contact Joanna Lam at 202-551-3476 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation